

Mail Stop 4720

October 17, 2018

John Noble Harris
Chief Executive Officer
BlackStar Enterprise Group, Inc.
4450 Arapahoe Ave., Suite 100
Boulder, CO 80303

      Re: **BlackStar Enterprise Group, Inc.**
              Form 10-K/A for Fiscal Year Ended December 31, 2017
              Filed September 5, 2018
              File No. 000-55730

Dear Mr. Harris:

      We have reviewed your September 5, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2018 letter.

Amendment No. 2 to Form 10-K for the Year Ended December 31, 2017

General

1.   Please ensure that, to the extent applicable, your next quarterly report reflects the revised disclosure included in your 10-K/A filed September 5, 2018.

Risk Factors Related to Cryptoequity and Distributive Ledger Technology, page 30

2.   Please revise Item 1A of your next quarterly report to include a risk factor discussion of the BlackStar Digital Equities, including a statement that they do not currently exist and may never exist, that the warrants are not currently exercisable for them, and that a secondary trading market may never develop for them. Include similar disclosure about the BlackStar Digital Trading Platform. Disclose that it is not yet developed, that it may

never be developed, and that investors may never be able to transfer the BlackStar Digital Equities on the platform.

You may contact Lory Empie at (202) 551-3714 or me at (202) 551-5909 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or Erin Purnell at (202) 551-3454 with any other questions.

Sincerely,

/s/ Cara Lubit

Cara Lubit
Accountant
Office of Financial Services

cc: Michael A. Littman, Esq.